Exhibit 99.2

BCE (1) (2)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2017	Q4 2016	$ change	% change	TOTAL 2017	TOTAL 2016	$ change	% change
Operating revenues
Service	5,435	5,169	266	5.1%	21,143	20,090	1,053	5.2%
Product	523	533	(10)	(1.9%)	1,576	1,629	(53)	(3.3%)
Total operating revenues	5,958	5,702	256	4.5%	22,719	21,719	1,000	4.6%
Operating costs (A)	(3,677)	(3,521)	(156)	(4.4%)	(13,299)	(12,707)	(592)	(4.7%)
Post-employment benefit plans service cost	(64)	(60)	(4)	(6.7%)	(242)	(224)	(18)	(8.0%)
Adjusted EBITDA (3)	2,217	2,121	96	4.5%	9,178	8,788	390	4.4%
Adjusted EBITDA margin (3)	37.2%	37.2%		-	40.4%	40.5%		(0.1	) pts
Severance, acquisition and other costs	(47)	(11)	(36)	n.m.	(190)	(135)	(55)	(40.7%)
Depreciation	(781)	(719)	(62)	(8.6%)	(3,037)	(2,877)	(160)	(5.6%)
Amortization	(209)	(165)	(44)	(26.7%)	(813)	(631)	(182)	(28.8%)
Finance costs
Interest expense	(241)	(225)	(16)	(7.1%)	(955)	(888)	(67)	(7.5%)
Interest on post-employment benefit obligations	(18)	(20)	2	10.0%	(72)	(81)	9	11.1%
Other (expense) income	(62)	(30)	(32)	n.m.	(102)	21	(123)	n.m.
Income taxes	(242)	(252)	10	4.0%	(1,039)	(1,110)	71	6.4%
Net earnings	617	699	(82)	(11.7%)	2,970	3,087	(117)	(3.8%)
Net earnings attributable to:
Common shareholders	575	657	(82)	(12.5%)	2,786	2,894	(108)	(3.7%)
Preferred shareholders	34	33	1	3.0%	128	137	(9)	(6.6%)
Non-controlling interest	8	9	(1)	(11.1%)	56	56	-	-
Net earnings	617	699	(82)	(11.7%)	2,970	3,087	(117)	(3.8%)
Net earnings per common share - basic	$0.64	$0.75	(0.11)	(14.7%)	$3.12	$3.33	(0.21)	(6.3%)
Net earnings per common share - diluted	$0.63	$0.75	(0.12)	(16.0%)	$3.11	$3.33	(0.22)	(6.6%)
Dividends per common share	$0.7175	$0.6825	$0.0350	5.1%	$2.8700	$2.7300	$0.1400	5.1%
Average number of common shares outstanding - basic (millions)	900.6	870.5			894.3	869.1
Average number of common shares outstanding - diluted (millions)	901.4	871.6			894.9	870.3
Number of common shares outstanding (millions)	901.0	870.7			901.0	870.7
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	575	657	(82)	(12.5%)	2,786	2,894	(108)	(3.7%)
Severance, acquisition and other costs	34	9	25	n.m.	143	104	39	37.5%
Net losses on investments	15	1	14	n.m.	29	3	26	n.m.
Early debt redemption costs	-	-	-	-	15	8	7	87.5%
Impairment charges	60	-	60	n.m.	60	-	60	n.m.
Adjusted net earnings (3)	684	667	17	2.5%	3,033	3,009	24	0.8%
Impact on net earnings per share	$0.12	$0.01	$0.11	n.m.	$0.27	$0.13	$0.14	n.m.
Adjusted EPS (3)	$0.76	$0.76	$-	-	$3.39	$3.46	$(0.07)	(2.0%)

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Operating revenues
Service	21,143	5,435	5,322	5,335	5,051	20,090	5,169	5,025	4,988	4,908
Product	1,576	523	356	364	333	1,629	533	382	352	362
Total operating revenues	22,719	5,958	5,678	5,699	5,384	21,719	5,702	5,407	5,340	5,270
Operating costs (A)	(13,299)	(3,677)	(3,248)	(3,254)	(3,120)	(12,707)	(3,521)	(3,111)	(3,016)	(3,059)
Post-employment benefit plans service cost	(242)	(64)	(64)	(64)	(50)	(224)	(60)	(60)	(56)	(48)
Adjusted EBITDA	9,178	2,217	2,366	2,381	2,214	8,788	2,121	2,236	2,268	2,163
Adjusted EBITDA margin	40.4%	37.2%	41.7%	41.8%	41.1%	40.5%	37.2%	41.4%	42.5%	41.0%
Severance, acquisition and other costs	(190)	(47)	(23)	(36)	(84)	(135)	(11)	(25)	(57)	(42)
Depreciation	(3,037)	(781)	(765)	(769)	(722)	(2,877)	(719)	(706)	(713)	(739)
Amortization	(813)	(209)	(208)	(211)	(185)	(631)	(165)	(161)	(156)	(149)
Finance costs
Interest expense	(955)	(241)	(242)	(238)	(234)	(888)	(225)	(227)	(217)	(219)
Interest on post-employment benefit obligations	(72)	(18)	(18)	(18)	(18)	(81)	(20)	(20)	(21)	(20)
Other (expense) income	(102)	(62)	(56)	(1)	17	21	(30)	(13)	41	23
Income taxes	(1,039)	(242)	(237)	(297)	(263)	(1,110)	(252)	(284)	(315)	(259)
Net earnings	2,970	617	817	811	725	3,087	699	800	830	758
Net earnings attributable to:
Common shareholders	2,786	575	770	762	679	2,894	657	752	778	707
Preferred shareholders	128	34	31	32	31	137	33	32	35	37
Non-controlling interest	56	8	16	17	15	56	9	16	17	14
Net earnings	2,970	617	817	811	725	3,087	699	800	830	758
Net earnings per common share - basic	$3.12	$0.64	$0.86	$0.84	$0.78	$3.33	$0.75	$0.87	$0.89	$0.82
Net earnings per common share - diluted	$3.11	$0.63	$0.86	$0.84	$0.78	$3.33	$0.75	$0.87	$0.89	$0.82
Dividends per common share	$2.8700	$0.7175	$0.7175	$0.7175	$0.7175	$2.7300	$0.6825	$0.6825	$0.6825	$0.6825
Average number of common shares outstanding - basic (millions)	894.3	900.6	900.4	900.1	875.7	869.1	870.5	869.9	869.1	867.1
Average number of common shares outstanding - diluted (millions)	894.9	901.4	901.1	901.0	876.6	870.3	871.6	871.4	870.3	868.1
Number of common shares outstanding (millions)	901.0	901.0	900.4	900.4	899.5	870.7	870.7	870.2	869.5	868.6
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	2,786	575	770	762	679	2,894	657	752	778	707
Severance, acquisition and other costs	143	34	17	27	65	104	9	20	44	31
Net losses (gains) on investments	29	15	-	-	14	3	1	12	2	(12)
Early debt redemption costs	15	-	12	3	-	8	-	-	-	8
Impairment charges	60	60	-	-	-	-	-	-	-	-
Adjusted net earnings	3,033	684	799	792	758	3,009	667	784	824	734
Impact on net earnings per share	$0.27	$0.12	$0.02	$0.04	$0.09	$0.13	$0.01	$0.04	$0.05	$0.03
Adjusted EPS	$3.39	$0.76	$0.88	$0.88	$0.87	$3.46	$0.76	$0.91	$0.94	$0.85

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2017	Q4 2016	$ change	% change		TOTAL 2017	TOTAL 2016	$ change	% change

Operating revenues
Bell Wireless	2,070	1,883	187	9.9%		7,883	7,159	724	10.1%
Bell Wireline	3,222	3,137	85	2.7%		12,415	12,104	311	2.6%
Bell Media	834	845	(11)	(1.3%)		3,104	3,081	23	0.7%
Inter-segment eliminations	(168)	(163)	(5)	(3.1%)		(683)	(625)	(58)	(9.3%)
Total	5,958	5,702	256	4.5%		22,719	21,719	1,000	4.6%

Operating costs
Bell Wireless	(1,334)	(1,209)	(125)	(10.3%)		(4,607)	(4,156)	(451)	(10.9%)
Bell Wireline	(1,912)	(1,878)	(34)	(1.8%)		(7,229)	(7,062)	(167)	(2.4%)
Bell Media	(663)	(657)	(6)	(0.9%)		(2,388)	(2,338)	(50)	(2.1%)
Inter-segment eliminations	168	163	5	3.1%		683	625	58	9.3%
Total	(3,741)	(3,581)	(160)	(4.5%)		(13,541)	(12,931)	(610)	(4.7%)

Adjusted EBITDA
Bell Wireless	736	674	62	9.2%		3,276	3,003	273	9.1%
Margin	35.6%	35.8%		(0.2	) pts	41.6%	41.9%		(0.3	) pts
Bell Wireline	1,310	1,259	51	4.1%		5,186	5,042	144	2.9%
Margin	40.7%	40.1%		0.6	pts	41.8%	41.7%		0.1	pts
Bell Media	171	188	(17)	(9.0%)		716	743	(27)	(3.6%)
Margin	20.5%	22.2%		(1.7	) pts	23.1%	24.1%		(1.0	) pts
Total	2,217	2,121	96	4.5%		9,178	8,788	390	4.4%
Margin	37.2%	37.2%		-		40.4%	40.5%		(0.1	) pts

Capital expenditures
Bell Wireless	218	193	(25)	(13.0%)		731	733	2	0.3%
Capital intensity (4)	10.5%	10.2%		(0.3	) pts	9.3%	10.2%		0.9	pts
Bell Wireline	845	778	(67)	(8.6%)		3,174	2,936	(238)	(8.1%)
Capital intensity	26.2%	24.8%		(1.4	) pts	25.6%	24.3%		(1.3	) pts
Bell Media	37	22	(15)	(68.2%)		129	102	(27)	(26.5%)
Capital intensity	4.4%	2.6%		(1.8	) pts	4.2%	3.3%		(0.9	) pts
Total	1,100	993	(107)	(10.8%)		4,034	3,771	(263)	(7.0%)
Capital intensity	18.5%	17.4%		(1.1	) pts	17.8%	17.4%		(0.4	) pts

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16

Operating revenues
Bell Wireless	7,883	2,070	2,040	1,959	1,814	7,159	1,883	1,848	1,735	1,693
Bell Wireline	12,415	3,222	3,092	3,121	2,980	12,104	3,137	3,005	2,979	2,983
Bell Media	3,104	834	723	796	751	3,081	845	716	779	741
Inter-segment eliminations	(683)	(168)	(177)	(177)	(161)	(625)	(163)	(162)	(153)	(147)
Total	22,719	5,958	5,678	5,699	5,384	21,719	5,702	5,407	5,340	5,270

Operating costs
Bell Wireless	(4,607)	(1,334)	(1,169)	(1,108)	(996)	(4,156)	(1,209)	(1,052)	(963)	(932)
Bell Wireline	(7,229)	(1,912)	(1,784)	(1,815)	(1,718)	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)
Bell Media	(2,388)	(663)	(536)	(572)	(617)	(2,338)	(657)	(529)	(556)	(596)
Inter-segment eliminations	683	168	177	177	161	625	163	162	153	147
Total	(13,541)	(3,741)	(3,312)	(3,318)	(3,170)	(12,931)	(3,581)	(3,171)	(3,072)	(3,107)

Adjusted EBITDA
Bell Wireless	3,276	736	871	851	818	3,003	674	796	772	761
Margin	41.6%	35.6%	42.7%	43.4%	45.1%	41.9%	35.8%	43.1%	44.5%	44.9%
Bell Wireline	5,186	1,310	1,308	1,306	1,262	5,042	1,259	1,253	1,273	1,257
Margin	41.8%	40.7%	42.3%	41.8%	42.3%	41.7%	40.1%	41.7%	42.7%	42.1%
Bell Media	716	171	187	224	134	743	188	187	223	145
Margin	23.1%	20.5%	25.9%	28.1%	17.8%	24.1%	22.2%	26.1%	28.6%	19.6%
Total	9,178	2,217	2,366	2,381	2,214	8,788	2,121	2,236	2,268	2,163
Margin	40.4%	37.2%	41.7%	41.8%	41.1%	40.5%	37.2%	41.4%	42.5%	41.0%

Capital expenditures
Bell Wireless	731	218	186	191	136	733	193	195	183	162
Capital intensity	9.3%	10.5%	9.1%	9.7%	7.5%	10.2%	10.2%	10.6%	10.5%	9.6%
Bell Wireline	3,174	845	820	818	691	2,936	778	756	733	669
Capital intensity	25.6%	26.2%	26.5%	26.2%	23.2%	24.3%	24.8%	25.2%	24.6%	22.4%
Bell Media	129	37	34	33	25	102	22	25	34	21
Capital intensity	4.2%	4.4%	4.7%	4.1%	3.3%	3.3%	2.6%	3.5%	4.4%	2.8%
Total	4,034	1,100	1,040	1,042	852	3,771	993	976	950	852
Capital intensity	17.8%	18.5%	18.3%	18.3%	15.8%	17.4%	17.4%	18.1%	17.8%	16.2%

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2017	Q4 2016	% change		TOTAL 2017	TOTAL 2016	% change
Bell Wireless
Operating revenues
External service revenues	1,884	1,702	10.7%		7,308	6,602	10.7%
Inter-segment service revenues	10	11	(9.1%)		42	40	5.0%
Total operating service revenues	1,894	1,713	10.6%		7,350	6,642	10.7%
External product revenues	176	170	3.5%		530	515	2.9%
Inter-segment product revenues	-	-	-		3	2	50.0%
Total operating product revenues	176	170	3.5%		533	517	3.1%
Total external revenues	2,060	1,872	10.0%		7,838	7,117	10.1%
Total operating revenues	2,070	1,883	9.9%		7,883	7,159	10.1%
Operating costs	(1,334)	(1,209)	(10.3%)		(4,607)	(4,156)	(10.9%)
Adjusted EBITDA	736	674	9.2%		3,276	3,003	9.1%
Adjusted EBITDA margin (Total operating revenues)	35.6%	35.8%	(0.2	) pts	41.6%	41.9%	(0.3	) pts
Adjusted EBITDA margin (Operating service revenues)	38.9%	39.3%	(0.4	) pts	44.6%	45.2%	(0.6	) pts
Capital expenditures	218	193	(13.0%)		731	733	0.3%
Capital intensity	10.5%	10.2%	(0.3	) pts	9.3%	10.2%	0.9	pts
Wireless gross activations	568,555	490,948	15.8%		1,780,478	1,654,882	7.6%
Postpaid	505,432	434,008	16.5%		1,532,425	1,408,030	8.8%
Wireless net activations	158,514	87,923	80.3%		333,084	223,041	49.3%
Postpaid	175,204	112,393	55.9%		416,779	315,311	32.2%
Wireless subscribers end of period (EOP) (A)	9,166,787	8,468,872	8.2%		9,166,787	8,468,872	8.2%
Postpaid (A)	8,418,650	7,690,727	9.5%		8,418,650	7,690,727	9.5%
Average revenue per user (4) (ARPU)($/month)	68.27	66.69	2.4%		67.77	65.46	3.5%
Churn (%) (4) (average per month)	1.51%	1.60%	0.09	pts	1.36%	1.44%	0.08	pts
Prepaid	3.25%	3.01%	(0.24	) pts	3.17%	3.13%	(0.04	) pts
Postpaid	1.35%	1.45%	0.10	pts	1.19%	1.25%	0.06	pts

(A)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS Communications Inc. (TELUS) related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the code division multiple access (CDMA) network in western Canada.

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Bell Wireless
Operating revenues
External service revenues	7,308	1,884	1,901	1,818	1,705	6,602	1,702	1,711	1,610	1,579
Inter-segment service revenues	42	10	12	10	10	40	11	10	10	9
Total operating service revenues	7,350	1,894	1,913	1,828	1,715	6,642	1,713	1,721	1,620	1,588
External product revenues	530	176	126	129	99	515	170	127	114	104
Inter-segment product revenues	3	-	1	2	-	2	-	-	1	1
Total operating product revenues	533	176	127	131	99	517	170	127	115	105
Total external revenues	7,838	2,060	2,027	1,947	1,804	7,117	1,872	1,838	1,724	1,683
Total operating revenues	7,883	2,070	2,040	1,959	1,814	7,159	1,883	1,848	1,735	1,693
Operating costs	(4,607)	(1,334)	(1,169)	(1,108)	(996)	(4,156)	(1,209)	(1,052)	(963)	(932)
Adjusted EBITDA	3,276	736	871	851	818	3,003	674	796	772	761
Adjusted EBITDA margin (Total operating revenues)	41.6%	35.6%	42.7%	43.4%	45.1%	41.9%	35.8%	43.1%	44.5%	44.9%
Adjusted EBITDA margin (Operating service revenues)	44.6%	38.9%	45.5%	46.6%	47.7%	45.2%	39.3%	46.3%	47.7%	47.9%
Capital expenditures	731	218	186	191	136	733	193	195	183	162
Capital intensity	9.3%	10.5%	9.1%	9.7%	7.5%	10.2%	10.2%	10.6%	10.5%	9.6%
Wireless gross activations	1,780,478	568,555	460,053	403,418	348,452	1,654,882	490,948	453,078	379,233	331,623
Postpaid	1,532,425	505,432	390,985	339,392	296,616	1,408,030	434,008	381,630	316,977	275,415
Wireless net activations (losses)	333,084	158,514	106,982	66,916	672	223,041	87,923	100,256	44,730	(9,868)
Postpaid	416,779	175,204	117,182	88,611	35,782	315,311	112,393	107,265	69,848	25,805
Wireless subscribers EOP (A)	9,166,787	9,166,787	9,008,273	8,901,291	8,946,476	8,468,872	8,468,872	8,380,949	8,280,693	8,235,963
Postpaid (A)	8,418,650	8,418,650	8,243,446	8,126,264	8,144,936	7,690,727	7,690,727	7,578,334	7,471,069	7,401,221
ARPU ($/month)	67.77	68.27	69.78	67.28	65.66	65.46	66.69	67.76	64.32	63.02
Churn (%)(average per month)	1.36%	1.51%	1.32%	1.27%	1.36%	1.44%	1.60%	1.41%	1.35%	1.38%
Prepaid	3.17%	3.25%	2.95%	3.19%	3.29%	3.13%	3.01%	2.86%	3.21%	3.42%
Postpaid	1.19%	1.35%	1.16%	1.08%	1.17%	1.25%	1.45%	1.26%	1.15%	1.15%

(A)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2017	Q4 2016	% change		TOTAL 2017	TOTAL 2016	% change
Bell Wireline
Operating revenues
Data	1,835	1,745	5.2%		7,146	6,791	5.2%
Local & access	777	753	3.2%		3,161	3,089	2.3%
Long distance	148	178	(16.9%)		639	741	(13.8%)
Other services	61	45	35.6%		213	182	17.0%
Total external service revenues	2,821	2,721	3.7%		11,159	10,803	3.3%
Inter-segment service revenues	50	49	2.0%		198	177	11.9%
Total operating service revenues	2,871	2,770	3.6%		11,357	10,980	3.4%
Data	165	171	(3.5%)		519	559	(7.2%)
Equipment & other	182	192	(5.2%)		527	555	(5.0%)
Total external product revenues	347	363	(4.4%)		1,046	1,114	(6.1%)
Inter-segment product revenues	4	4	-		12	10	20.0%
Total operating product revenues	351	367	(4.4%)		1,058	1,124	(5.9%)
Total external revenues	3,168	3,084	2.7%		12,205	11,917	2.4%
Total operating revenues	3,222	3,137	2.7%		12,415	12,104	2.6%
Operating costs	(1,912)	(1,878)	(1.8%)		(7,229)	(7,062)	(2.4%)
Adjusted EBITDA	1,310	1,259	4.1%		5,186	5,042	2.9%
Adjusted EBITDA margin	40.7%	40.1%	0.6	pts	41.8%	41.7%	0.1	pts
Capital expenditures	845	778	(8.6%)		3,174	2,936	(8.1%)
Capital intensity	26.2%	24.8%	(1.4	) pts	25.6%	24.3%	(1.3	) pts
High-speed Internet
High-speed Internet net activations	27,040	18,402	46.9%		87,860	85,099	3.2%
High-speed Internet subscribers EOP (A) (B)	3,790,141	3,476,562	9.0%		3,790,141	3,476,562	9.0%
TV
Net subscriber activations (losses)	6,546	(964)	779.0%		(20,716)	6,413	(423.0%)
Internet protocol television (IPTV)	32,484	35,905	(9.5%)		107,712	155,153	(30.6%)
Total subscribers EOP (A)	2,832,300	2,744,909	3.2%		2,832,300	2,744,909	3.2%
IPTV (A)	1,550,317	1,337,944	15.9%		1,550,317	1,337,944	15.9%
Local
Network access services (NAS) (A)
Residential (A)	3,231,308	3,249,739	(0.6%)		3,231,308	3,249,739	(0.6%)
Business (A)	3,089,175	3,007,993	2.7%		3,089,175	3,007,993	2.7%
Total	6,320,483	6,257,732	1.0%		6,320,483	6,257,732	1.0%
NAS net losses
Residential	(44,281)	(67,385)	34.3%		(242,094)	(283,993)	14.8%
Business	(29,789)	(33,245)	10.4%		(114,971)	(131,415)	12.5%
Total	(74,070)	(100,630)	26.4%		(357,065)	(415,408)	14.0%

(A)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(B)	Following a review of customer accounts by a wholesale reseller, we adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Bell Wireline
Operating revenues
Data	7,146	1,835	1,806	1,798	1,707	6,791	1,745	1,704	1,685	1,657
Local & access	3,161	777	796	813	775	3,089	753	766	781	789
Long distance	639	148	156	167	168	741	178	189	183	191
Other services	213	61	53	55	44	182	45	39	51	47
Total external service revenues	11,159	2,821	2,811	2,833	2,694	10,803	2,721	2,698	2,700	2,684
Inter-segment service revenues	198	50	49	50	49	177	49	50	39	39
Total operating service revenues	11,357	2,871	2,860	2,883	2,743	10,980	2,770	2,748	2,739	2,723
Data	519	165	106	125	123	559	171	129	122	137
Equipment & other	527	182	123	111	111	555	192	126	116	121
Total external product revenues	1,046	347	229	236	234	1,114	363	255	238	258
Inter-segment product revenues	12	4	3	2	3	10	4	2	2	2
Total operating product revenues	1,058	351	232	238	237	1,124	367	257	240	260
Total external revenues	12,205	3,168	3,040	3,069	2,928	11,917	3,084	2,953	2,938	2,942
Total operating revenues	12,415	3,222	3,092	3,121	2,980	12,104	3,137	3,005	2,979	2,983
Operating costs	(7,229)	(1,912)	(1,784)	(1,815)	(1,718)	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)
Adjusted EBITDA	5,186	1,310	1,308	1,306	1,262	5,042	1,259	1,253	1,273	1,257
Adjusted EBITDA margin	41.8%	40.7%	42.3%	41.8%	42.3%	41.7%	40.1%	41.7%	42.7%	42.1%
Capital expenditures	3,174	845	820	818	691	2,936	778	756	733	669
Capital intensity	25.6%	26.2%	26.5%	26.2%	23.2%	24.3%	24.8%	25.2%	24.6%	22.4%
High-speed Internet
High-speed Internet net activations	87,860	27,040	44,424	1,407	14,989	85,099	18,402	39,375	7,539	19,783
High-speed Internet subscribers EOP (A) (B)	3,790,141	3,790,141	3,763,101	3,718,677	3,717,270	3,476,562	3,476,562	3,458,160	3,418,785	3,411,246
TV
Net subscriber (losses) activations	(20,716)	6,546	1,738	(13,337)	(15,663)	6,413	(964)	(4,723)	2,101	9,999
IPTV	107,712	32,484	36,399	16,427	22,402	155,153	35,905	36,253	35,255	47,740
Total subscribers EOP (A)	2,832,300	2,832,300	2,825,754	2,824,016	2,837,353	2,744,909	2,744,909	2,745,873	2,750,596	2,748,495
IPTV (A)	1,550,317	1,550,317	1,517,833	1,481,434	1,465,007	1,337,944	1,337,944	1,302,039	1,265,786	1,230,531
Local
NAS (A)
Residential (A)	3,231,308	3,231,308	3,275,589	3,332,976	3,399,981	3,249,739	3,249,739	3,317,124	3,397,711	3,466,304
Business (A)	3,089,175	3,089,175	3,118,964	3,146,339	3,174,293	3,007,993	3,007,993	3,041,238	3,078,972	3,099,204
Total	6,320,483	6,320,483	6,394,553	6,479,315	6,574,274	6,257,732	6,257,732	6,358,362	6,476,683	6,565,508
NAS net losses
Residential	(242,094)	(44,281)	(57,387)	(67,005)	(73,421)	(283,993)	(67,385)	(80,587)	(68,593)	(67,428)
Business	(114,971)	(29,789)	(27,375)	(27,954)	(29,853)	(131,415)	(33,245)	(37,734)	(20,232)	(40,204)
Total	(357,065)	(74,070)	(84,762)	(94,959)	(103,274)	(415,408)	(100,630)	(118,321)	(88,825)	(107,632)

(A)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(B)	Following a review of customer accounts by a wholesale reseller, we adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 9

BCE (2)
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31 2017	September 30 2017	June 30 2017	March 31 2017	December 31 2016
Debt due within one year	5,178	6,083	5,940	6,306	4,887
Long-term debt	18,215	18,456	17,433	17,757	16,572
Preferred shares - BCE (A)	2,002	2,002	2,002	2,002	2,002
Cash and cash equivalents	(625)	(1,979)	(557)	(510)	(853)
Net debt (3)	24,770	24,562	24,818	25,555	22,608
Net debt leverage ratio (3)	2.70	2.70	2.77	2.89	2.57
Adjusted EBITDA /net interest expense ratio (3)	9.12	9.19	9.22	9.27	9.31

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2017	Q4 2016	$ change	% change	TOTAL 2017	TOTAL 2016	$ change	% change
Free cash flow (FCF) (3)
Cash flows from operating activities	1,658	1,520	138	9.1%	7,358	6,643	715	10.8%
Capital expenditures	(1,100)	(993)	(107)	(10.8%)	(4,034)	(3,771)	(263)	(7.0%)
Dividends paid on preferred shares	(33)	(21)	(12)	(57.1%)	(127)	(126)	(1)	(0.8%)
Dividends paid by subsidiaries to non-controlling interest	-	(11)	11	100%	(34)	(46)	12	26.1%
Acquisition and other costs paid	27	28	(1)	(3.6%)	155	126	29	23.0%
Voluntary defined benefit pension plan contribution	100	400	(300)	(75.0%)	100	400	(300)	(75.0%)
FCF	652	923	(271)	(29.4%)	3,418	3,226	192	6.0%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2017	Q4 2017	Q3 2017	Q2 2017	Q1 2017	TOTAL 2016	Q4 2016	Q3 2016	Q2 2016	Q1 2016
FCF
Cash flows from operating activities	7,358	1,658	2,233	2,154	1,313	6,643	1,520	1,943	1,890	1,290
Capital expenditures	(4,034)	(1,100)	(1,040)	(1,042)	(852)	(3,771)	(993)	(976)	(950)	(852)
Dividends paid on preferred shares	(127)	(33)	(21)	(30)	(43)	(126)	(21)	(34)	(35)	(36)
Dividends paid by subsidiaries to non-controlling interest	(34)	-	(13)	(9)	(12)	(46)	(11)	(13)	(10)	(12)
Acquisition and other costs paid	155	27	24	21	83	126	28	31	39	28
Voluntary defined benefit pension plan contribution	100	100	-	-	-	400	400	-	-	-
FCF	3,418	652	1,183	1,094	489	3,226	923	951	934	418

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 10

BCE (2)
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2017	September 30 2017	June 30 2017	March 31 2017	December 31 2016
ASSETS
Current assets
Cash	442	1,460	420	439	603
Cash equivalents	183	519	137	71	250
Trade and other receivables	3,135	2,864	2,845	2,818	2,979
Inventory	380	437	437	428	403
Prepaid expenses	375	494	550	540	420
Assets held for sale	-	-	-	284	-
Other current assets	124	159	121	152	200
Total current assets	4,639	5,933	4,510	4,732	4,855
Non-current assets
Property, plant and equipment	24,033	23,754	23,586	23,450	22,346
Intangible assets	13,305	13,495	13,416	13,356	11,998
Deferred tax assets	144	186	180	171	89
Investments in associates and joint ventures	814	828	883	879	852
Other non-current assets	900	947	634	875	1,010
Goodwill	10,428	10,422	10,383	10,386	8,958
Total non-current assets	49,624	49,632	49,082	49,117	45,253
Total assets	54,263	55,565	53,592	53,849	50,108
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,623	4,470	4,270	4,044	4,326
Interest payable	168	172	168	177	156
Dividends payable	678	667	656	636	617
Current tax liabilities	140	242	175	62	122
Debt due within one year	5,178	6,083	5,940	6,306	4,887
Total current liabilities	10,787	11,634	11,209	11,225	10,108
Non-current liabilities
Long-term debt	18,215	18,456	17,433	17,757	16,572
Deferred tax liabilities	2,447	2,403	2,141	2,158	2,192
Post-employment benefit obligations	2,108	2,169	2,488	2,252	2,105
Other non-current liabilities	1,223	1,260	1,245	1,264	1,277
Total non-current liabilities	23,993	24,288	23,307	23,431	22,146
Total liabilities	34,780	35,922	34,516	34,656	32,254
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004	4,004
Common shares	20,091	20,066	20,062	20,023	18,370
Contributed surplus	1,162	1,156	1,145	1,137	1,160
Accumulated other comprehensive (loss) income	(17)	(35)	7	37	46
Deficit	(6,080)	(5,873)	(6,466)	(6,324)	(6,040)
Total equity attributable to BCE shareholders	19,160	19,318	18,752	18,877	17,540
Non-controlling interest	323	325	324	316	314
Total equity	19,483	19,643	19,076	19,193	17,854
Total liabilities and equity	54,263	55,565	53,592	53,849	50,108
Number of common shares outstanding (millions)	901.0	900.4	900.4	899.5	870.7

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 11

BCE (2)
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2017	Q4 2016	$ change	TOTAL 2017	TOTAL 2016	$ change
Net earnings	617	699	(82)	2,970	3,087	(117)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	47	11	36	190	135	55
Depreciation and amortization	990	884	106	3,850	3,508	342
Post-employment benefit plans cost	82	80	2	314	305	9
Net interest expense	238	220	18	942	875	67
(Gains) losses on investments	(7)	(10)	3	5	(58)	63
Income taxes	242	252	(10)	1,039	1,110	(71)
Contributions to post-employment benefit plans	(175)	(477)	302	(413)	(725)	312
Payments under other post-employment benefit plans	(19)	(21)	2	(77)	(76)	(1)
Severance and other costs paid	(36)	(36)	-	(147)	(231)	84
Interest paid	(251)	(221)	(30)	(965)	(882)	(83)
Income taxes paid (net of refunds)	(207)	(102)	(105)	(675)	(565)	(110)
Acquisition and other costs paid	(27)	(28)	1	(155)	(126)	(29)
Net change in operating assets and liabilities	164	269	(105)	480	286	194
Cash flows from operating activities	1,658	1,520	138	7,358	6,643	715
Capital expenditures	(1,100)	(993)	(107)	(4,034)	(3,771)	(263)
Cash dividends paid on preferred shares	(33)	(21)	(12)	(127)	(126)	(1)
Cash dividends paid by subsidiaries to non-controlling interest	-	(11)	11	(34)	(46)	12
Acquisition and other costs paid	27	28	(1)	155	126	29
Voluntary defined benefit pension plan contribution	100	400	(300)	100	400	(300)
Free cash flow	652	923	(271)	3,418	3,226	192
Business acquisitions	(14)	(158)	144	(1,649)	(404)	(1,245)
Acquisition and other costs paid	(27)	(28)	1	(155)	(126)	(29)
Voluntary defined benefit pension plan contribution	(100)	(400)	300	(100)	(400)	300
Decrease in investments	6	85	(79)	6	107	(101)
Loan to related party	-	(7)	7	-	(517)	517
Disposition of intangibles and other assets	-	-	-	323	-	323
Other investing activities	(32)	(18)	(14)	(83)	1	(84)
Increase (decrease) in notes payable and bank advances	277	89	188	333	991	(658)
(Reduction) increase in securitized trade receivables	-	(305)	305	(10)	-	(10)
Issue of long-term debt	-	-	-	3,011	2,244	767
Repayment of long-term debt	(1,435)	(124)	(1,311)	(2,653)	(2,516)	(137)
Issue of common shares	24	1	23	117	99	18
Repurchase of shares for settlement of share-based payments	(45)	(12)	(33)	(224)	(106)	(118)
Cash dividends paid on common shares	(646)	(593)	(53)	(2,512)	(2,305)	(207)
Other financing activities	(14)	7	(21)	(50)	(54)	4
	(2,006)	(1,463)	(543)	(3,646)	(2,986)	(660)
Net (decrease) increase in cash and cash equivalents	(1,354)	(540)	(814)	(228)	240	(468)
Cash and cash equivalents at beginning of period	1,979	1,393	586	853	613	240
Cash and cash equivalents at end of period	625	853	(228)	625	853	(228)

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Net earnings	2,970	617	817	811	725	3,087	699	800	830	758
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	190	47	23	36	84	135	11	25	57	42
Depreciation and amortization	3,850	990	973	980	907	3,508	884	867	869	888
Post-employment benefit plans cost	314	82	82	82	68	305	80	80	77	68
Net interest expense	942	238	239	235	230	875	220	222	215	218
Losses (gains) on investments	5	(7)	-	-	12	(58)	(10)	(34)	2	(16)
Income taxes	1,039	242	237	297	263	1,110	252	284	315	259
Contributions to post-employment benefit plans	(413)	(175)	(64)	(86)	(88)	(725)	(477)	(78)	(80)	(90)
Payments under other post-employment benefit plans	(77)	(19)	(20)	(19)	(19)	(76)	(21)	(17)	(19)	(19)
Severance and other costs paid	(147)	(36)	(30)	(40)	(41)	(231)	(36)	(48)	(61)	(86)
Interest paid	(965)	(251)	(242)	(249)	(223)	(882)	(221)	(219)	(221)	(221)
Income taxes paid (net of refunds)	(675)	(207)	(66)	(114)	(288)	(565)	(102)	(123)	(102)	(238)
Acquisition and other costs paid	(155)	(27)	(24)	(21)	(83)	(126)	(28)	(31)	(39)	(28)
Net change in operating assets and liabilities	480	164	308	242	(234)	286	269	215	47	(245)
Cash flows from operating activities	7,358	1,658	2,233	2,154	1,313	6,643	1,520	1,943	1,890	1,290
Capital expenditures	(4,034)	(1,100)	(1,040)	(1,042)	(852)	(3,771)	(993)	(976)	(950)	(852)
Cash dividends paid on preferred shares	(127)	(33)	(21)	(30)	(43)	(126)	(21)	(34)	(35)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(34)	-	(13)	(9)	(12)	(46)	(11)	(13)	(10)	(12)
Acquisition and other costs paid	155	27	24	21	83	126	28	31	39	28
Voluntary defined benefit pension plan contribution	100	100	-	-	-	400	400	-	-	-
Free cash flow	3,418	652	1,183	1,094	489	3,226	923	951	934	418
Business acquisitions	(1,649)	(14)	-	-	(1,635)	(404)	(158)	-	(1)	(245)
Acquisition and other costs paid	(155)	(27)	(24)	(21)	(83)	(126)	(28)	(31)	(39)	(28)
Voluntary defined benefit pension plan contribution	(100)	(100)	-	-	-	(400)	(400)	-	-	-
Decrease in investments	6	6	-	-	-	107	85	22	-	-
Loan to related party	-	-	-	-	-	(517)	(7)	(510)	-	-
Disposition of intangibles and other assets	323	-	-	323	-	-	-	-	-	-
Other investing activities	(83)	(32)	(37)	(5)	(9)	1	(18)	(19)	(13)	51
Increase (decrease) in notes payable and bank advances	333	277	(379)	127	308	991	89	4	173	725
(Reduction) increase in securitized trade receivables	(10)	-	-	(360)	350	-	(305)	305	-	-
Issue of long-term debt	3,011	-	1,515	-	1,496	2,244	-	1,497	-	747
Repayment of long-term debt	(2,653)	(1,435)	(142)	(472)	(604)	(2,516)	(124)	(812)	(270)	(1,310)
Issue of common shares	117	24	4	41	48	99	1	6	19	73
Repurchase of shares for settlement of share-based payments	(224)	(45)	(38)	(45)	(96)	(106)	(12)	(15)	(11)	(68)
Cash dividends paid on common shares	(2,512)	(646)	(646)	(626)	(594)	(2,305)	(593)	(594)	(592)	(526)
Other financing activities	(50)	(14)	(14)	(9)	(13)	(54)	7	(26)	(8)	(27)
	(3,646)	(2,006)	239	(1,047)	(832)	(2,986)	(1,463)	(173)	(742)	(608)
Net (decrease) increase in cash and cash equivalents	(228)	(1,354)	1,422	47	(343)	240	(540)	778	192	(190)
Cash and cash equivalents at beginning of period	853	1,979	557	510	853	613	1,393	615	423	613
Cash and cash equivalents at end of period	625	625	1,979	557	510	853	853	1,393	615	423

BCE Supplementary Financial Information - Fourth Quarter 2017 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

(2)	On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. Bell MTS offers wireless, Internet, television (TV), phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba. The results from the acquired MTS operations are included in our Bell Wireline and Wireless segments. For further details see note 3, Business acquisitions and dispositions, of the 2017 annual financial statements.

(3)	Non-GAAP Financial Measures

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

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We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

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Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(4)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, Internet protocol television (IPTV), and/or network access services (NAS). A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  NAS subscribers are based on a line count and are represented by a unique telephone number

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